Exhibit 99.1

NEWS RELEASE OTCQB: CPPXF

CONTINENTAL ANNOUNCES 2013 AGM RESULTS

JAKARTA, Indonesia – May 29, 2014 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging international energy company with operations in Southeast Asia and Norway, today announced that at its Annual General Meeting (“AGM”) held on May 23, 2014 in Vancouver, B.C., Canada, all resolutions brought before the meeting were approved including the following.

  Number of Directors: The Shareholders approved fixing the number of Directors at five (5) for the forthcoming year.

  Election of Directors: Richard L. McAdoo, Robert V. Rudman, Phillip B. Garrison, David W.T. Yu and Johnny Christiansen were re-elected as Directors of the Company for the ensuing year.

  Appointment and Remuneration of Auditor: Dale, Matheson, Carr-Hill & Labonte LLP were reappointed as auditors of the Company for the ensuing year-end and the Directors were authorized to fix their remuneration.

On behalf of the Company,
Robert V. Rudman, C.A.
Chief Financial Officer

Source: Continental Energy Corporation
Media Contacts: Robert Rudman, CFO, 561-779-9202, rrudman@continentalenergy.com
Further Info: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.